EXHIBIT 99.1

Alpha Compute Executes Binding $31.9 Million Non-Recourse GPU Financing, Backed by Nvidia B300 Hardware Assets

Binding Facility for Strategic Equinex/AtNorth Data Center Build Out in Sweden

Road Town, Tortola, British Virgin Islands, April 22, 2026 (GLOBE NEWSWIRE) -- Alpha Compute Corp. (Nasdaq: ALP), a pioneer in AI Confidential Compute and GPU-as-a-Service (GPUaaS), today announced the execution of a binding term sheet for a $31.9 million non-recourse loan facility secured by B300 Nvidia graphics processing units (GPUs). The transaction marks a significant milestone in the Company's strategy to scale its AI compute capabilities while optimizing its capital structure.

The executed term sheet, entered into with an undisclosed institutional lender, establishes the parameters for a structured credit facility. In this facility, the collateral is strictly limited to the underlying Nvidia GPU assets and the facility's build-out. Given the non-recourse nature of the financing, the lender's remedies upon any event of default are exclusively restricted to the pledged hardware, precluding any recourse to the Company's other assets, equity, or general creditworthiness.

Strategic Significance

"This facility represents a disciplined and innovative approach to financing our AI infrastructure buildout," said Brittany Kaiser, Chief Executive Officer of Alpha Compute. "By leveraging the intrinsic and growing asset value of Nvidia GPUs as collateral, we are able to scale our compute capacity in a capital-efficient manner that preserves flexibility across our broader balance sheet. Non-recourse GPU financing is rapidly emerging as a preferred instrument for AI-native companies, and we are pleased to be at the forefront of this market."

Proceeds from the facility are expected to be used for AI infrastructure / data center expansion / networking, supporting Alpha Compute's long-term growth initiatives.

Transaction Highlights

  Facility Size: $31.9 million
  Structure: Non-recourse senior secured loan facility
  Collateral: Dell B300 Nvidia GPUs
  Status: Binding term sheet executed; definitive documentation in process
  Use of Proceeds: AI infrastructure purchase and installation

About Alpha Compute Corp.

Alpha Compute Corp. (NASDAQ: ALP), formerly AlphaTON Capital Corp. (NASDAQ: ATON), owns and operates AI infrastructure powered by confidential compute and hardware-level encryption. Alpha Compute's GPU assets deliver privacy-preserving computation to partners and applications including Telegram, Animoca Brands, and Midnight Network.
Learn more at alphacompute.ai.

Forward-Looking Statements

All statements in this press release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. Forward-looking statements include statements concerning, among other things, the Company’s projections for its AI infrastructure expansion deployment; the Company’s expectations that its partnerships will create additional revenue streams and vertically integrate into the Company’s Confidential Compute AI Infrastructure; the Company’s belief that the assets it is building will drive significant long-term value; and other statements that are not historical fact. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the timing, progress and results of the Company’s strategic initiatives, the Company’s reliance on third parties, the risk that the Company may not secure additional financing or TON, the uncertainty of the Company’s investment in TON, the uncertainty around the Company’s legacy business, the operational strategy of the Company, the Company’s executive management team, risks from Telegram’s platform and ecosystem, the potential impact of markets and other general economic conditions, and other factors set forth in “Item 3 – Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 and included in the Company’s Form 6-Ks filed with the Securities and Exchange Commission on September 3, 2025 and January 13, 2026. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this press release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Investor Relations:
Alpha Compute Corp.
AlphaCompute@icrinc.com
(203) 682-8200

AlphaCompute(at)icrinc.com